UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-26995

HCSB FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

3640 Ralph Ellis Boulevard

Loris, South Carolina 29569

(843) 756-6333

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Voting Common Stock, $0.01 Par Value Per Share

Non-Voting Common Stock, $0.01 Par Value Per Share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

*HCSB Financial Corporation merged with and into United Community Banks, Inc. on July 31, 2017, at which time the separate corporate existence of HCSB Financial Corporation ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, HCSB Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 7, 2017	By:	/s/ Jefferson L. Harralson
Jefferson L. Harralson
Executive Vice President and Chief Financial
Officer of United Community Banks, Inc.
(Successor by merger to HCSB Financial
Corporation)